EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 14, 2008, relating to the consolidated financial statements and financial statement schedule of Genesis Energy, L.P. and subsidiaries (the “Partnership”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the changes in methods of accounting for equity-based payments and asset retirement obligations), and the effectiveness of the Partnership’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Genesis Energy, L.P. for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas April 15, 2008